Natural Resource Partners LP

1415 Louisiana Street, Suite 3325
Houston, Texas 77002

July 29, 2024

Division of Corporate Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington DC 20549-3561

re: Natural Resource Partners LP
     Form 10-K for the Fiscal Year ended December 31, 2023
     Filed March 7, 2024
     File no. 001-31465

Dear Messrs. Coleman and Huber:

Set forth below are the responses of Natural Resource Partners LP (the “Company,” “NRP,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 24, 2024, with respect to our Annual Report on Form 10-K for the Fiscal Year ended December 31, 2023, filed with the Commission on March 7, 2024. We appreciate the extensions provided by the Staff regarding this correspondence. This additional time has allowed NRP to engage with Sisecam Wyoming LLC (“Sisecam”), which controls the information essential to preparing these responses and the requested disclosure, in order to understand Sisecam’s position and conditions regarding the access that Sisecam is willing to provide NRP for this purpose.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-K for the Fiscal Year ended December 31, 2023

Business and Properties, page 10

1.          We understand from your response to prior comment one that your disclosure representing your status as a royalty company as the reason for not disclosing information about the soda ash mining operation is not accurate, and that you are now instead representing that you should not be required to comply with Subpart 1300 of Regulation S-K because the required information is unknown and not reasonably available to you.

You further claim to have no access to the information required to prepare the technical reports used to determine mineral reserves and that there are no reserves attributable to your interests in Sisecam Wyoming LLC, within the meaning of our question. However, the meaning of our question may be ascertained from Item 1301(a)(1) of Regulation S-K, which clarifies that mining operations subject to the disclosure guidance includes operations on all mining properties in which you have a direct or indirect economic interest. A similar explanation resides in Item 1303(a)(1)(i) and Item 1304(a)(1)(i) of Regulation S-K, covering the summary and individual property disclosure requirements.

You indicate in your response that you asked someone at Sisecam Wyoming LLC or its parent to prepare the required disclosures on your behalf, though were told they would not be preparing this information for you. However, primary responsibility for preparing the disclosures resides with you, and is therefore not relieved by the refusal of an investee to assume that responsibility nor governed by the level of their participation.

We note that you have included the Limited Liability Company Agreement at Exhibit 10.4, and we see that it includes various provisions that do not appear to be consistent with an assertion of having no access to the information necessary to comply with your disclosure obligations, as referenced in the following points.

●	ability to appoint three of seven managers to the board of managers (Section 5.2(f))
●

endorsement or input in solicited for all annual budgets accompanied by three-year plans, setting forth assumptions and forecasts necessary to review the status of the business and determine future capital requirements, and incrementally programs for all capital expenditures (Section 5.8(a)(vi))

●	access to the books and records and rights to audit the same (Section 7.1)
●	investee is classified as a partnership for federal income tax purposes (Section 7.6)
●	ability to direct the president to call a meeting of the members (Section 8.2(e))
●	rights of first refusal if the other member seeks to divest (Section 9.4(d))

We also note that a technical report summary for the mining operation was publicly filed by the parent of the investee on March 31, 2023 (which you would have received in advance of the filing according to Section 11.9 of Exhibit 10.4), and that such report includes substantive and substantial details relevant to your disclosure obligations.

Given your 49% ownership interest and considering the observations above, we do not find persuasive your assertion of having no access to the information required to comply with your disclosure obligations under Subpart 1300 of Regulation S-K. Please amend your filing to include the information prescribed by these disclosure requirements.

Please clarify within your disclosures whether an updated technical report for the mining property has been prepared or obtained by or on behalf of the operating company. If this has not occurred, you may consider the guidance in Item 1304(f)(2) of Regulation S-K, which may accommodate reliance to some extent on the technical report summary referenced above, although you will need to address the criteria governing such reliance and separately file that report to comply with Item 601(b)(96) of Regulation S-K.

We acknowledge the Staff’s observations regarding our interest in Sisecam; however, after considering these observations and further discussing the Staff’s comments with Sisecam and the qualified person that prepared the most recent technical report summary for the mining operations of Sisecam, we still believe that we do not have access to the information that would be necessary to fully comply with Subpart 1300 of Regulation S-K. We respectively request that the Staff refer to our response to the Staff’s second comment below for details relevant to this assessment.

2.          If after considering the observations in the preceding comment you believe that you are able to demonstrate how you do not have access to the information that would be necessary to comply with Subpart 1300 of Regulation S-K, you will need to provide details that are relevant to an assessment under Rule 12b-21 of Regulation 12B with regard to each particular disclosure requirement to be covered by this accommodation.

For example, explain to us how the rights derived from the agreement at Exhibit 10.4 and summarized in the preceding comment are not representative of cooperative governance among the board of managers, officers and members, and how your efforts to obtain information have been countered or hindered by others comprising the board of managers, officers or the other member, if these are your contentions.

You will need to provide specific details concerning your efforts to obtain the information that is unknown and required for disclosure and show how that information is either not available or is available but that obtaining the information would involve unreasonable effort or expense. For example, clarify the extent to which the accommodation for nondisclosure would be based on the degree of effort and expense involved in compliance and provide your quantifications of the effort and expense where applicable; describe in detail each request for information that you have made, including the dates of the requests, and explain how each request relates to a specific disclosure requirement; identify the particular individuals involved in making and receiving the requests, as well as those involved in providing and receiving any responses; provide us with descriptions and the dates of any responses, and explain how you evaluated the sufficiency of any information obtained. It should be clear how these communications support your assertion.

Also clarify why you believe that your rights to access and audit the books and records of the investee would not reasonably extend to information underlying assessments of the viability of the mining operations or quantifications of the mineral resources and levels of production, if this is your view; and describe any internal memorandum that reference or pertain to your efforts to obtain information that would clarify the scope and nature of any opposition to your efforts to comply with your reporting obligations.

As noted above, after considering the Staff’s observations in the preceding comment and further discussing the Staff’s comments with Sisecam and the qualified person that prepared the most recent technical report summary for the mining operations of Sisecam, we still believe that the information and access available to NRP under the Limited Liability Company Agreement of Sisecam (the “LLC Agreement”) is not sufficient for NRP to fully comply with Subpart 1300 of Regulation S-K. As will be explained below, Sisecam shares this view with NRP. Specifically, without the contractual right to require the management of Sisecam to engage fully in the SK 1300 process, NRP does not have access to the information that would be necessary to comply with the requirements of Item 1302, Item 1303(b)(3), and Item 1304(d), (e) and (f) of Regulation S-K related to the preparation of a technical report summary and disclosure of Sisecam’s resources and reserves, as determined by the qualified person that prepared such report (the “TRS and Reserves Provisions”).

In prior conversations with Sisecam, representatives of Sisecam management confirmed that the most recent technical report summary available is the technical report summary on the Big Island Mine, Sweetwater County, Wyoming, USA, dated March 13, 2022, and filed by Sisecam Resources LP, the former parent of Sisecam (“Sisecam Resources”), as an exhibit to its Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023, that provided a Statement of Resources and Reserves current as of December 31, 2021 (the “2021 TRS”). After Sisecam Resources went private in May 2023, Sisecam informed NRP in August 2023, that they were going to cease the preparation of technical report summaries. NRP has requested that Sisecam prepare a new or updated technical report summary, but Sisecam has not agreed to do so.

On June 25, 2024, we spoke with Kurt Hollberg of Hollberg Professional Group PC (the “QP”) about the 2021 TRS in order to understand whether NRP could rely on the 2021 TRS pursuant to Item 1304(f)(2) of Regulation S-K in order to produce updated reserve disclosure. The QP explained that the 2021 TRS is no longer current and cannot be filed by NRP and relied upon pursuant to Item 1304(f)(2) of Regulation S-K. The QP also explained that too much time has passed since the preparation of the 2021 TRS to proceed with just an update to the 2021 TRS. Accordingly, the QP believes that an entirely new technical report summary is required.

As part of this conversation, we also described the information and access that are available to NRP under the LLC Agreement and asked the QP whether such materials and access would be sufficient to prepare a new technical report summary. The QP explained that a new technical report summary could not be prepared based on just a review of the books and records and other information available to NRP under the LLC Agreement. In order to prepare a new technical report summary that complies with the requirements of Subpart 1300 of Regulation S-K, the QP requires access to: (1) the Sisecam properties, (2) Sisecam executives and managers for discussions and information sharing, and (3) documents relating to the relevant resources and reserves. The QP agreed that he would be willing to undertake preparing such a report if Sisecam made its managers and supervisors available, provided adequate access to the properties, furnished appropriate documents, and participated in the preparation and finalization of the report. These efforts would also need to include furnishing appropriate information to the QP and NRP about Sisecam’s internal controls regarding field sampling data, production data, and financial metrics as contemplated by Item 1305 of Regulation S-K.

While NRP can furnish documentary information to the QP using the books and records and other provisions of the LLC Agreement, we do not have the authority under that agreement to require Sisecam to make its managers and supervisors available to the QP for this purpose. Nor does NRP have the power to require Sisecam to: allow site visits by the QP, participate in the process of reviewing and finalizing the technical report summary, or adopt and maintain the necessary internal controls.

On June 11, 2024, June 17, 2024, June 21, 2024, June 28, 2024, and July 1, 2024, our counsel, Vinson & Elkins L.L.P., discussed the Staff’s comments and Sisecam’s willingness to cooperate with NRP with respect to the preparation of a new technical report summary, with Sisecam’s counsel, Steptoe LLP, and on June 17, 2024, and June 28, 2024, we sent correspondence to Sisecam formally requesting that they cooperate with the QP in connection with its preparation of a new technical report summary.

On July 8, 2024, Sisecam responded to NRP’s correspondence and agreed that NRP’s rights under the LLC Agreement are “insufficient to produce a [TRS] report that satisfies the requirements of Subpart 1300 of Regulation S-K.” Sisecam also noted that relief from satisfying the requirements of Subpart 1300 of Regulation S-K was a factor in their decision to go private in 2023 and they are cognizant of the significant burdens of regularly producing the required information and related compliance. However, Sisecam stated that it is willing to assist in providing “information that is not otherwise available to” NRP to the QP for purposes of preparing “an update” to the 2021 TRS. Specifically, this statement refers to providing the QP with access to Sisecam’s properties and its managers and supervisors, reviewing the draft report and assisting the QP in finalizing the same, and the adopting of “necessary internal controls.”

However, despite this statement from Sisecam, the information necessary to comply with the TRS and Reserves Provisions rests peculiarly within the knowledge of Sisecam. Moreover, NRP does not have a contractual right to require that Sisecam provide that information to the QP in order to produce a report that complies with SK 1300. Therefore, this information is not “reasonably available” and NRP is not required to disclose the reserve information required by the TRS and Reserves Provisions under Rule 12b-21 of the Securities Exchange Act of 1934 (“Rule 12b-21”). This outcome is no different than what the result for a holder of a royalty or other interest would be under 17 C.F.R. § 229.1302(b)(3)(ii).

Furthermore, Sisecam’s statement that it is willing to cooperate with the QP in the preparation of a new technical report summary is an expression of current intention only. The statement contains no binding commitments to cooperate at all or in a manner that will enable NRP to satisfy the requirements of Subpart 1300 of Regulation S-K. NRP has no doubt that Sisecam’s statement is a sincere expression of its current intent to cooperate, but there are no assurances that Sisecam will not change its views about this effort later this year, or that it will agree to a similar undertaking in the future. NRP has no ability to enforce these promises or ensure that the required disclosure is accurate and continues to be disclosed to investors on a continued basis. By forcing NRP to retain the QP on the basis of this entirely voluntary undertaking, the SEC would be requiring NRP to commit itself to a six-figure expenditure (and likely increased annual costs going forward) without any certainty that this effort would be sustained until a new technical report summary has been prepared or that it would result in accurate disclosures that benefit NRP’s investors.

Based on our discussions with the QP and review of the requirements of Subpart 1300 of Regulation S-K, the 2021 TRS cannot be updated with minimal engagement by the actual operator of the mining company as suggested by the Staff. In Item 1302(a)(1) of Regulation S-K, the Commission established a rigorous standard for the technical report summaries, which is that they be “based on and accurately reflect the information and supporting documentation.” To guide the QP in meeting this standard, the Commission explained what would be adequate “information:”

the term information includes the findings and conclusions of a qualified person relating to exploration results or estimates of minerals resources or mineral reserves.

17 C.F.R. § 229.1302(a)(1). Thus, the level of engagement by a QP with the operator of the mine has to be sufficient to support a finding or conclusion.

Certainly, some items of information that are needed for preparation of a technical report summary might lend themselves to a brief engagement with an operator to confirm such information. For instance, a quick call and review of supporting data could confirm production information for the prior year. Likewise, a quick call and review of supporting data could confirm the capital expenditure or operating costs information. But there are many aspects of a reserve determination that require far more engagement with the management team of Sisecam in order for the QP and NRP to obtain enough information to make a finding or conclusion that satisfies the requirements of Item 1302(a)(1). It is thus not surprising that the QP who prepared the 2021 TRS Report visited the property for multiple days in September, October, and November of 2021. Reporting the reserve determinations will also likely require a significant amount of NRP management’s time as NRP management will engage with the QP and review the reserve reports to ensure conformance with Subpart 1300 of Regulation S-K and satisfaction of its disclosure obligations.

As an example, the reserve determination relies on a close analysis of the drill hole data and the process of generating the data. Selecting the locations for such drilling events is a complicated factual and data-driven process that takes into account a number of different pieces of information and ultimately turns on the question of how a particular location was determined to be representative and selected for sampling. 17 C.F.R. § 229.601(b)(96)(iii)(B)(7)(i). The QP needs to engage directly with Sisecam management in addition to reviewing the data to understand how Sisecam’s sampling work meets that standard.

Likewise, the reserve determination requires, among other things, that the QP develop estimates of cut-off grades that incorporate a long-term price which “provides a reasonable basis for establishing that the project is economically viable.” 17 C.F.R. § 229.601(b)(96)(iii)(B)(12)(iii). Much of the information informing this analysis can only be obtained through engagement with Sisecam Management. For instance, this section requires that the QP:

disclose the price used for each commodity and explain, with particularity, his or her reasons for using the selected price, including the material assumptions underlying the assumption. This explanation must include disclosure of the time frame used to estimate the price and costs and reasons justifying the selection of that time frame.

Id. It is simply not reasonable to assume that an analysis of this nature can be completed without extensive engagement by the QP with Sisecam management. The suggestion that all of these points can be resolved through a short call between Sisecam management and the QP is simply not consistent with these requirements nor how the 2021 TRS Report itself was prepared as set out above. And it is also not consistent with the actions NRP would need to take in order to ensure that the resulting disclosure satisfies its disclosure requirements and does not include any material misstatements or omissions.

In fact, without meaningful engagement with Sisecam management, it is unreasonable to expect that a QP or registrant could make findings or reach conclusions regarding any of the following key parts of Subpart 1300 of Regulation S-K:

●

The reasons for selecting the processing and recovery methods that must involve a “projection of the needed energy, water, process materials and personnel.” 17 C.F.R. § 229.601(b)(96)(iii)(B)(14)(iii);

●	The justification for the demand sales over the life of the mine, 17 C.F.R. § 229.601(b)(96)(iii)(B)(16);

●	The adequacy of “current plans to address any issues related to environmental compliance, permitting, and local individuals or groups,” 17 C.F.R. § 229.601(b)(96)(iii)(B)(17)(vi); and,

●	The basis for “the cost estimates including any contingency budget estimates,” 17 C.F.R. § 229.601(b)(96)(iii)(B)(18)(i).

In order for a QP and the registrant to have sufficient information to make findings and conclusions regarding such “projections,” “justifications,” “adequacy” determinations, and the “basis” for cost estimates in the future, there must be engagement with Sisecam management and supervisors to understand the assumptions underlying the projections and how those assumptions track the events and situation on the ground.

As explained during our call, NRP is leanly staffed and does not engage in managing the operations of Sisecam. NRP is not the operator of the properties nor does it have any experience as an operator of a soda ash facility. NRP is simply a shareholder of Sisecam with representatives on the board who sit in on the board meetings and have the ability to cast three of the seven votes needed for approval of decisions that reach the level of the board. These voting rights afford NRP the right to vote to protect its interests but do not entail the kind of management role that would enable NRP to provide adequate information for the QP and itself to make a finding or reach a conclusion on even one of these points.

Our concern is particularly apt given that the finalization of the technical report summary will call for specific written assurances from Sisecam that are essential to finalizing the report. For instance, the QP will require Sisecam’s certification to the accuracy of the information and its consent to providing such information in the technical report summary. However, these assurances will not serve to protect NRP against claims that such information and the related disclosures included by NRP in its filings contain a material misstatement or omission. NRP does not have the internal capabilities or expertise to independently verify the accuracy of such information. On this point, the Sisecam letter seeks some reassurances, as it conditions its willingness to proceed on an undertaking by NRP that Sisecam “will not be required to make any public disclosure or governmental filings relating to the 2024 TRS Update.” Of course, NRP can provide no such undertaking.

Further, a QP is also permitted to rely on the registrant for information concerning certain aspects of modifying factors including macroeconomic trends, marketing information, legal matters, environmental matters, accommodations the registrant commits or plans to provide to local groups in connection to its mine plans, and governmental factors. 17 C.F.R. § 229.1302(f). As noted above, NRP lacks access to information regarding marketing information, environmental matters, accommodations to local individuals or groups, and macroeconomic trends. Thus, the QP and NRP would have to obtain such information through Sisecam. When discussing the potential Section 11 liability of a QP in the preamble to Subpart 1300 of regulation S-K, the Commission stated:

[w]here the registrant has provided the information relied upon by the [QP] when addressing these modifying factors, we believe that it would be appropriate for the registrant, rather than the [QP] to be subject to potential Section 11 liability . . . .

83 Fed. Reg. 66344, 66362 (Dec. 26, 2018). The Commission’s statement indicates that NRP would potentially face liability under Section 11 for information provided to the QP by Sisecam, and due to the nature of the information that must be provided by Sisecam in order for the QP to prepare the technical report summary, NRP cannot independently verify that information.

In light of these limitations, NRP believes that the information required to prepare a technical report summary is not “reasonably available” to NRP within the meaning of Rule 12b-21 because it rests peculiarly within the knowledge of Sisecam. The QP was very clear that preparing a new technical report summary required access to: the properties, the executives and managers of Sisecam, and the books and records related to the relevant resources and reserves. As the correspondence demonstrates, Sisecam and NRP are in agreement that NRP does not have the right to access to the executives and managers under the LLC Agreement. Even if Sisecam were to cooperate and provide such access, due to the nature of the information and access that must be provided by Sisecam in order for the QP to prepare the technical report summary, NRP would still not have a way to validate the access and information provided by Sisecam to the QP and ensure that the technical report summary and related disclosures do not contain a material misstatement or omission. Unlike audited financial results, which are rearward looking and are customarily evaluated based on the review and analysis of documents alone, the resource and reserve determinations rely extensively on a number of key projections for which meaningful access to management and supervisors is essential.

An unenforceable, voluntary commitment by Sisecam to cooperate in the preparation of a new technical report summary does not rise to the level of making such information “reasonably available” so as to justify requiring NRP to prepare this report and related disclosures. As a preliminary matter, Sisecam is free to change its mind about such cooperation this year, or next. Thus, there are no assurances that this undertaking will result in a new technical report summary for this year. Indeed, NRP could commit to pay a six-figure price for the preparation of a report that ultimately does not get filed because of some concern from Sisecam that may arise in the future.

Moreover, there is no similar undertaking from Sisecam for any follow-on years, which thus exposes NRP to the risk of inconsistent disclosure from year-to-year. Finally, NRP does not operate the relevant properties, nor does it operate properties of any nature, so it does not have the ability to independently verify the information that Sisecam would provide to the QP for purposes of the technical report summary and related disclosures, and NRP is not permitted to rely on Sisecam for purposes of satisfying its disclosure requirements to investors and ensuring that NRP’s filings do not contain a material misstatement or omission. 15 U.S.C. § 78j(b) and 15 U.S.C. § 77k. Mandating such disclosure by an issuer that cannot ensure accurate, complete and continued access to the underlying information could result in harm to the existing stockholders and NRP by creating a risk of inaccurate disclosure and the appearance of uneven disclosure from year to year. This unfair outcome would contravene the SEC’s own regulations regarding disclosure and could put NRP in a difficult and risky position relative to its stockholders and the SEC.

Again, and most importantly, the essential information for the technical report summary will come from Sisecam, and the information and access to which NRP has a right of access simply do not provide the information and resources needed to independently verify the findings and conclusions in the report. Mandating that NRP file a document with the Commission under these circumstances exposes NRP to the risk of significant liability in the event of any inaccuracies in the information provided by Sisecam to the QP. It goes without saying that no registrant would be comfortable being in the position of not having the information needed to independently verify the information included in its filings.

NRP believes that it has followed through on the requests from the Commission that NRP explore its ability to prepare the requested report. The information needed to prepare the technical report summary is not known and is “not reasonably available” to NRP within the meaning of Rule 12b-21.

Notwithstanding the foregoing, NRP acknowledges that it has access to documents that contain some information related to Sisecam that is required by Subpart 1300 of Regulation S-K other than the TRS and Reserve Provisions. In general terms, these documents contain information that is referenced in 17 C.F.R. § 229.1303(b)(1) and (2) and § 229.1304(b)(1) and (2). Should the Commission be willing to accept the disclosure of information without the submission of a TRS Report, then NRP could provide: an overview of Sisecam’s mining property and operations; maps demonstrating the location of the Sisecam property; aggregate annual production and revenues from the property; descriptions of nearby infrastructure; the stages of development of the property; key permit conditions; descriptions of the name or number and size of the titles, claims, concessions, mineral rights, leases, or options that Sisecam has; and descriptions of the present condition of the property, the work completed on the property, the current stage of the property, current production activities, and mine types, mineralization styles and descriptions of the mining method and processing operations. NRP agrees to include such additional information in its Annual Report on Form 10-K for the Fiscal Year ended December 31, 2024.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Stancell Haigwood of Vinson & Elkins L.L.P. at (212) 237-0035.

Very truly yours,

NATURAL RESOURCE PARTNERS L.P.

By: NRP (GP) LP, its general partner

By: GP Natural Resource Partners LLC, its general partner

By:        /s/ Philip T. Warman

Name:   Philip T. Warman

Title:     General Counsel

cc:     K. Stancell Haigwood, Vinson & Elkins L.L.P

         George C. Hopkins, Vinson & Elkins L.L.P.